UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended December 31, 2018

Denim.LA, Inc.

(Exact name of registrant as specified in its charter)

Commission File Number: 24R-00032

Delaware	46-1942864
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8899 Beverly Blvd., Suite 600 West Hollywood, CA	90048
(Address of principal executive offices)	(Zip Code)

(888) 246-7163
Registrant’s telephone number, including area code

Series A Preferred Stock Series A-2 Preferred Stock Series A-3 Preferred Stock

(Title of each class of securities issued pursuant to Regulation A)

In this Annual Report, the terms “we”, “Digital Brands Group”, “Denim.LA”, or “the company” refers to Denim.LA, Inc.

THIS ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

OUR BUSINESS

Company History

The company was founded in 2012 as Denim.LA, LLC with the premise of selling premium essentials online, including jeans, shorts, tops, accessories, and gift cards. In January 2013, the company converted into and reincorporated as Denim.LA, Inc. From September 2012 to August 2014, the company operated under the trade name “20JEANS”, and since September 2014, the company began operating as “DSTLD”.

In 2018, the company decided to internally re-organize around a multi-brand strategy with a shared services model, where the core functional teams would support multiple digital first brands that each have their own identity, website, product line, customer base, and creative team. We plan to grow our brand portfolio by either creating brands internally or acquiring existing companies and weaving their creative and operational teams into ours. We will operate the company under the name Digital Brands Group, and will initially exist as a DBA of Denim.LA, Inc. The first two brands of the Group will be DSTLD and ACE Studios. The Digital Brands Group organization will consist of teams across finance, accounting, operations, marketing, analytics, supply chain/production, customer service, logistics, retail, and investor relations, which will support the various brands, each of which will have their own creative team.

DSTLD Brand Summary

Principal Products and Services

DSTLD focuses on minimalist design, superior quality, and only the essential wardrobe pieces. We deliver casual luxury rooted in denim; garments that are made with exhaustive attention to detail from the finest materials for a closet of timeless, functional staples. Our name is derived from the word ‘distilled,’ meaning to extract only the essentials. As such, DSTLD boasts an unembellished line of key wardrobe pieces in a fundamental color palette of black, white, grey, and denim.

DSTLD has developed a highly scalable formula for success through our evolved e-commerce approach, allowing us to invest in what matters (people, product, and our production partners), rather than skimping on quality or ethical labor standards to reduce costs.

DSTLD offers the following clothing and accessories:

Men’s Jeans: DSTLD designs and sells premium grade denim at one-third the typical price of its contemporary brand competitors. While most premium denim is sold for $180+, DSTLD’s jeans start at just $75. We offer four proprietary men’s fits, which have been perfected by our own veteran denim patternmaker and our designer, as well as tested on highly experienced fit models. Our cuts range from our most fitted style, the Skinny, to our most relaxed style, the Straight Leg. DSTLD works with a curated selection of premium fabrics, like American made denim from the U.S.’s most esteemed denim mill, Cone Mills, Japanese fabric from Japan’s Kaihara Mill, ISKO fabric from Turkey, as well as Raw denim and lightweight Slub Twill denim. All of DSTLD’s pants are crafted utilizing top-level techniques, such as chain stitching, bar tacking, and clean-finished seams, and finished with premium details (No. 5 YKK zippers, durable khaki pockets, and sanforized and mercerized to protect against shrinkage).

Men’s Shorts + Bottoms: DSTLD recently introduced Selvedge Chinos to its line, available in black, white, and charcoal. Our Selvedge Chino is made from a mid-weight cotton-twill with 2% stretch for extra comfort. Soon, we’ll be launching a cotton-jersey blend Jogger pant for more casual appeal. Designed as a smart take on sportswear, our Joggers have a tapered leg and zip pockets. Bottoms range from $75 - $95.

Men’s Tees + Tops: DSTLD offers a variety of tees, long sleeved tops, polo shirts, button downs, and layering pieces. All t-shirts, polos, and long sleeved tops are made in Los Angeles and cut from 100% cotton, in a modern, slim-fitted design. T-shirts come in three styles: Modern Crew Neck, Crew Neck, and V-Neck. We utilize different types of woven cotton, including Cotton Slub, Cotton Piqué, and Heathered yarns, for a diverse selection of styles. All tops are pre-shrunk and finished with either a garment dye or pigment dye process, which helps achieve a soft hand and rich coloration. T-shirts and Polos range from $27 - $50. DSTLD has also recently introduced a variety of Denim and Plaid Button Down shirts to round out its tops offering. Button downs are washed to achieve a broken-in feel, feature a slim fit, and contain some stretch for extra comfort. Button downs are priced at $75 - $90.

Women’s Jeans: DSTLD designs and sells premium grade denim at one-third the typical price of its contemporary brand competitors. While most premium denim is sold for $180+, DSTLD’s jeans start at just $85. We offer four different fits for women: High Waisted Skinny, Mid Rise Skinny, Boyfriend Jeans, and Mom Jeans. Styles include black jeans, ripped jeans, and multiple shades of indigo jeans. All of our women’s fabrics include varying levels of stretch (depending on style) to ensure the denim retains its shape wear after wear. We have designed and perfected our women’s fits with our own veteran denim patternmaker and our designer. Premium construction and finishes include a dual-layer contoured waistband that hugs the hips for a “no gap” fit, lay flat seams, YKK zippers, and custom debossed trims.

Women’s Dresses + Bottoms: DSTLD currently offers a full selection of Shorts, Skirts, Dresses and Leggings. Shorts range from classic denim and sporty cotton blends to casual silk and leather options. Skirts include denim miniskirts to mid- to knee-length varieties in stretch leather and suede. Recently, we have expanded our dress collection to include Silk dresses (two styles), T-shirt dresses (two styles, a Blazer dress, and an oversized Crepe dress. Rounding out the bottoms category are our Leather, Suede, and Poly-blend leggings. Dresses and bottoms range from $65 - $300.

Women’s Tees + Tops: At the core of our basics collection are our classic Tees and Tops. These range from silk blouses, wool sweaters, cotton and modal t-shirts (made in Los Angeles), a variety of tank tops, denim button downs, and a blazer, all made from the finest materials and available in diverse fits. These range from $25 to $125.

Outerwear: DSTLD offers a wide range of men’s and women’s outerwear, constructed of the best materials and made in a variety of factories around the world. We offer classic and fashion-forward styles across both our men's and women's outerwear lines. For women, styles include Bombers (2 styles), Leather Moto Jackets (six styles), Wool Coats (three styles), Denim Jackets (three styles), and a Military Jacket. For men, styles include Moto Jackets (two styles), Bombers (five styles), Denim Jackets (four styles), Blazers (two styles), Wool Coats (two styles), a Travel Hoodie, Lightweight Shirt Jackets (five styles), and a Military Jacket. Outerwear ranges from $95-$380, depending on the style and material.

Accessories: DSTLD’s curated selection of accessories includes everyday essentials, like hats, beanies, scarves, gloves, belts, small leather goods, and a unisex leather bag collection. We offer a variety of belt styles for both men and women, all made in Los Angeles. These include our Men’s Standard belt, designed for more casual, everyday wear, our Men’s Thin belt, designed for more upscale occasions, and our Women’s Western belt. These currently sell for $45 - $95. We offer small leather goods for both men and women, as well as a unisex leather bag collection. Leather goods range from a credit card holder wallets to backpacks and totes. Our leather accessories start at $35. We also offer unisex hats, beanies, gloves and scarves, made from a variety of materials including cashmere, wool, polyester, and leather. These range from $35-$95.

Market

While the entire adult population of the United States are prospective purchasers of our products, our target market includes college-educated younger professionals with higher levels of discretionary income. The company’s targeted market includes men and women 18 years and older who are comfortable with purchasing apparel and accessories online. Our research shows that our typical customers have an average age of 30 and an average household income of $58,000. Additionally, 75% are college educated and 60% are single.

According to a report by Technavio from August 2015, the global denim jeans market was valued at $58 billion for the year 2014, and it continues to grow on account of its lifespan as compared to other apparel. This market is further classified into three major categories such as mass market denim jeans, standard or economy jeans, and premium denim jeans. Geographically, North Americans have been the largest consumers of denim jeans, followed by consumers in Western Europe, Japan, and Korea. DSTLD did not commission the market study from Technavio.

The Technavio study goes on to show that premium denim accounts for roughly 26% of the overall jeans market and is regarded as the segment with the highest potential for growth. The company plans to address this market by offering premium quality at fast fashion pricing.

Additionally, Statista states that the global e-commerce segment of fashion and apparel was valued at $408 billion in 2017, with more than $100 billion of that occurring in the denim jeans space and is predicted to increase by a compound annual rate of 10.6%. By 2022, online sales are expected to grow to $706 billion. With more and more sales happening online, DSTLD is at the forefront of the growing e-commerce movement.

Design and Development

Our products are designed at the company’s headquarters in Los Angeles. Several of our employees are engaged in analyzing trends, markets, and social media, utilizing historical data and industry tools to identify essential styles. We expanded our design team and will continue to add team members as needed. With more depth and experience on our product team we’ve been able to implement a more rigorous quality control process, focus on product development, and improve vendor relationships.

The time taken to design new styles is generally one to two months. After design, we create multiple samples to micro-test styles, and preview those styles to top customers via email marketing and surveys to obtain design feedback. The sampling process takes approximately one month. We then test a minimum order quantity on our website to determine actual demand. We can determine actual demand by launching paid (Facebook, Google, Affiliate, etc.) and unpaid (Email, PR outreach, etc.) marketing campaigns that drive traffic at specific products. This allows us to establish, in a relatively short period of time, how a product performs compared to other past best sellers in similar categories. The replenishment program starts immediately after the product passes the test phase. Using tools such as Google Analytics and RJ Metrics to analyze real-time sales data by size and color, we determine precise re-order quantities.

Product Suppliers

We work with a variety of apparel manufacturers in North America, Europe, and Asia. We recently transitioned the majority of our supply chain to Europe from Asia. Our current suppliers are mostly in Europe and supply the majority of our bottoms, tops, and accessories. We only work with full package suppliers, which supply fabric, trims, along with cut/sew/wash services, only invoicing us for the final full cost of each garment. This allows us to maximize cash flows and optimize operations.

We source our products from a variety of manufacturers around the globe. When deciding which factory to source a specific product from, we take into account the following factors:

-	Cost of garment

-	Retail price for end consumer

-	Production time

-	Minimum order quantity

-	Shipping/delivery time

-	Payment terms

By taking all of these into consideration, we can focus on making sure we only have the most in-demand and highest quality products available for sale to our customer at the best price and most sustainable margin for our business.

Marketing

Acquisition Marketing

Currently, DSTLD advertises through multiple online channels which are composed of the following:

Paid Social Media Marketing: This is our primarily acquisition channel, and it is composed almost entirely of paid Facebook and Instagram marketing.

Affiliate Marketing: With select online publications and influencers, we’ve established various CPA or Rev Share agreements. These have proven effective in incentivizing influencers or media to push our product and allowing us to only pay partners based on performance.

Social Media Marketing: We leverage the followers on our Instagram (where we are now a “verified” brand and have over 64,500 followers) and Facebook accounts to make regular posts highlighting new products, brand stories, and other topics and images we deem “on brand”. By being a verified brand, our followers can shop products directly from our posts. We are also able to link to products in the Stories feature.

Email Marketing: We leverage an email platform that allows us to send out a variety of promotional, transactional, and retargeting emails, with the main goal of driving increased site traffic and purchases. Promotional emails are typically focused around new product launches and style lookbooks; transactional emails are usually one-time sends to users/customers based on their interaction with the site (e.g. New User Sign Up, Purchase Follow Up, etc.); examples of retargeting emails are abandoned cart email, browse abandoned email, recommended product to buy email, and inventory back in stock email. Additionally, we send branded content emails that highlight on-brand artists, musicians, or other creatives we’ve collaborated with to further DSTLD’s brand ethos.

Retargeting: We engage the services of certain Retargeting engines that allow us to dynamically target our visitors on third party websites via banner/content ads, such as CNN.com and Yahoo.com.

Content Marketing: We use content marketing platforms that allow us to serve up native ads in the form of articles promoting our brand story and specific products.

Search Engine Optimization: This is the process of maximizing the number of visitors to our website by increasing our rankings in the search results on the Google, Bing, and Yahoo search engines. This is done by optimizing 1) our onsite content, by making sure our pages, titles, tags, links, and blog content is structured to increase our search results on certain keywords, and 2) our offsite content, which is the number of external websites linking to our website, usually through press articles and other advertising channels.

Print Advertising: Periodically we place print advertisements in magazines and purchase billboards in major metropolitan areas to drive increased site traffic and brand awareness.

Retail Pop-Up Stores: DSTLD successfully tested two retail pop-up locations: one in Los Angeles, CA and one in New York, NY. These were “try on only” experiences with select and limited inventory. Customers bought from our website on a store device or their own device to make a purchase. In the past we had implemented stand-alone stores that are DSTLD only and we have done brand collaborations where we display our products alongside similar direct to consumer brands. When our Los Angeles store was open, we experienced a 50% higher average order value (“AOV”) and 50% less returns. In the next 12 months, we will test more DSTLD mono brand stores in large metropolitan areas. As we grow the Digital Brands Group portfolio, we will launch additional retail locations and, also incorporate our other brands into multi-brand retail stores. As the retail leasing market changes with the continuing shuttering of traditional retail brick & mortar locations, we plan to continue to allocate additional marketing resources and spend into expanding our retail footprint, making it the tenet of our long-term customer acquisition strategy.

Video / Blog Content: We have expanded our on-site content offering to include videos and creative blog posts. Videos and blog posts include interviews with our Designer, a behind-the-scenes look at how products are made, features of other artists or creatives, and photo shoots.

Retail Pop-Up Locations

In September 2017, we launched our first retail location in Culver City, CA at the Platform outdoor mall complex. This was a temporary location, and in November we moved to our second location on La Cienega Blvd in West Hollywood, CA. Since this has been our first foray into brick & mortar retail, we have used the relatively soft Los Angeles retail rent market to test out various locations in order to optimize sales. In January 2018, we moved to a third location on Melrose Blvd in Los Angeles, CA, which we closed once the lease expired.

We view these retail locations as a marketing expense, similar to allocating funds towards digital/online marketing. We stock limited sellable inventory in our retail locations, while focusing on offering “try-on” samples of all product categories, which customers try on for fit and style preference. This allows us to occupy locations with a small footprint, thereby reducing our rent and overhead. Once a customer finds a style and size he/she likes, the customer can place an order directly in the store with one of our brand ambassadors by logging into our website and creating an account. If we do not have inventory of their selected products, the customer’s order then ships from our warehouse operated by Newgistics, just like regular orders.

In May 2018, we launched a pop-up store in New York City, which we closed in September 2018. Based on this continued success in both locations, we plan to launch additional pop-up stores over the next 12-18 months.

Public Relations

To generate ongoing organic and word-of-mouth awareness, we routinely work with print and online media outlets to announce new products and develop timely news stories. We’re regularly in contact with the top fashion, business, and tech writers in order to capitalize on celebrity fashion features, e-commerce trend pieces, or general brand awareness articles. We have a full-time, in-house publicist and we also utilize outside agencies from time to time. Twice a year, we visit the major fashion, tech, and news outlets in New York City to keep them up to date on our latest launches and any relevant company developments. We also consistently host local Los Angeles press at our office space.

To date, DSTLD has been featured in the top TV, fashion, and business outlets, including TODAY Show, MSNBC, Vogue.com, FastCompany.com, Esquire.com, Women’s Health, ELLE.com, MarieClaire.com, VanityFair.com, Refinery29, MensJournal.com, GQ.com, AOL.com, Forbes.com, TechCrunch.com, USA Today, TIME, Business of Fashion, Digiday.com, NBCNews.com, and Us Weekly to name a few.

Instagram and Influencer Marketing

Instagram and influencer marketing is one of the largest initiatives for us. On a daily basis, we reach out to and receive requests from tastemakers in fashion, lifestyle, and photography. We’ve developed a certain set of criteria for working with influencers (ie: engagement level, aesthetic, audience demographic) that have enabled us to garner impactful impressions. Our focus is not on the size of an account, but on creating organic relationships with influencers who are excited to tell our story. While most of our collaborations are compensated solely through product gifts, we also offer an affiliate commission of up to 20% through the influencer platform rewardStyle, which is the parent company of LiketoKnow.it, the first influencer platform to make Instagram shoppable (users receive an email directly to their inbox with complete outfit details when they “Like” a photo with LiketoKnow.it technology). Additionally, we’ve developed our own in-house affiliate program to further incentive influencers to promote our products. We offer up to $20 per new customer generated or 10% of total monthly new customer sales to select partners.

Celebrity Gifting

We approach celebrity gifting in a strategic, discerning manner. We have longstanding, personal relationships with the industries top stylists; we do not send clothing blindly or unsolicited. We have successfully placed clothing (and as a result, fashion press) on A-list celebrities like Kendall Jenner, Gigi Hadid, Bella Hadid, Selena Gomez, Carrie Underwood, Mila Kunis, Gwen Stefani, Sofia Richie, and Ben Affleck to name a few.

Referral Marketing

DSTLD currently employs a rewards-based Share + Earn program to encourage customers to refer friends. When a customer refers a friend, that friend receives $10 off his or her first purchase, and the referrer receives $20 off his or her next purchase when that friend places an order with DSTLD.

Distribution

Our products are sold solely online, through our website. Our website is built on a custom Ruby on Rails platform with Spree (Ruby Gem) backend. Our website can be accessed via desktop, tablet or smartphone. We forgo the middlemen (department stores and boutiques) to offer premium denim and luxury essentials at or about 1/3 the traditional retail price.

For the past three years, we’ve also offered our product for sale on Spring, which is a mobile phone app that aggregates a number of fashion and apparel brands. This has been a great way to increase our brand awareness and acquire new customers. This currently represents less than 1% of total sales.

In October 2017, we began a new partnership with Dote, a mobile e-commerce shopping app designed to act as a "virtual mall" that allows our brand to access the younger generation that's continuing to grow in mobile conversion rate.

All of our sellable product is stored with our Third Party Logistics (3PL) company, Newgistics, in their Commerce, CA distribution facility. In addition to storing our product, they are also responsible for receiving and processing new product deliveries, processing and shipping outbound orders, and processing and shipping customer returns.

We offer free shipping and returns to all our customers in the United States. We also offer customers the option to upgrade to Ground Shipping or 2-Day Shipping for an additional cost. We also offer international shipping to 40+ countries.

Competition

We face direct competition from other digitally competent, vertically integrated brands such as Everlane, Ayr, Bonobos, JackThreads, and The Arrivals.

Everlane is the most direct analogue in terms of product/market fit. The price point and positioning is similar and they, like DSTLD, do not put products on sale at the end of a season in order to make room for a new collection/seasons, which is brand positioning usually reserved for luxury brands at the top end of the market.

Some of these brands market themselves as full price and do several sales per year.

All of these companies use digital paid acquisition as a primary driver of their businesses and have in depth competency in digital marketing and brand.

More broadly, there are thousands of competitors in the highly fragmented apparel category including fast fashion players including Zara, H&M, Uniqlo, and Gap which all compete for DSTLD’s wallet share at our affordable price point.

Customers

As of December 2018, DSTLD had 80,928 paying customers, approximately 40% of which are female and 60% are male customers. Over 23% of our customers have purchased more than once with us. Our repeat customer AOV was $107 in 2016, $125 in 2017 and $119 in 2018, while new customer AOV was $114 in 2016, $126 in 2017 and $137 in 2018. The new management is focused on driving repeat customer purchases and AOV through data analysis and strategic win back campaigns. Those are unaudited figures and represent management’s best estimate based on purchaser data. The top five states where our customers reside are California, New York, Texas, Illinois, and Washington.

Employees

As of April 2019, the company had 16 total employees, working on one location in the United States, at our main office in downtown Los Angeles. The employees are responsible for managing the following areas: Customer Service (one employee), Finance & Operations (two employees), Marketing (six employees), Technology (one employee), Product (four employees), and Executive (two employees). In May 2017, we contracted third party CRM agency Awesome OS (formerly Offsourcing). Through Awesome OS, we brought on four Customer Service representatives and one Technology assistant.

ACE Studios - Brand Summary

The ACE Studios brand was founded in 2018 in order to sell luxury and performance tailored apparel online, which will include at launch suits, dress shirts, luxury performance tee shirts and polos, casual pants, and gift cards. Digital Brands Group launched ACE Studios product for sale in 1Q of 2019 with an email campaign to current DSTLD customers. We experience a 1% conversion rate based on our active customer base, which was in-line with our plan.

Principal Products and Services

Ace Studios designs and offers luxury men’s suiting with superior performance, superb fits, and excellent quality at an exceptional value.

We focus on our five core tenants: Unexpected Luxury, Superior Performance, Superb Fits, Excellent Quality and Exceptional Value.

ACE Studios plans to launch with the following clothing:

Men’s Suits: ACE Studios will design and sell luxury and performance suits at one-third to one-half the typical price of its wholesale competitors and at a lower price than its direct to consumer competitors. While most wholesale brand suits retail for $700 to $1,200 and direct to consumer brand suits retail for $495 to $900, we will start at $295. We will offer two fits: Tailored and Slim. We will use one of the best Italian mills for our suits priced $395 and above, while we will use one of the best European mills for our suits priced at $295. We will use European manufacturers who also make for the leading menswear luxury brands in the world.

Men’s Dress Shirts: ACE Studios will design and sell luxury and performance dress shirts at one-third to one-half the typical price of its wholesale competitors and at a lower price than its direct to consumer competitors. While most wholesale brand dress shirts retail for $100 to $150 and direct to consumer brand suits retail for $75 to $125, we will start at $55. We will offer three fits: Tailored, Slim and Extra Slim. We will use one of the best Italian mills for one of our dress shirts priced $65 and above, while we will use one of the best Asian, Indian and European mills for our dress shirts priced at $55. We will use European manufacturers who also make for the leading menswear luxury brands in the world.

Men’s Luxury Performance Tees and Polos: ACE Studios will design and sell luxury performance tees and polos at one-half the typical price of its wholesale competitors and at a lower price than its direct to consumer competitors. While most wholesale brand luxury performance tees and polos retail for $125 to $175 and direct to consumer brand suits retail for $125+, we will start at $89. We will use one of the best boutique specialty vertically integrated knit operation in the world, which is located in Europe. They only make for the most luxurious brands in the world, and they specialize on superior fabrications and weaving.

Men’s Casual Pants: ACE Studios will design and sell luxury 5 pocket and Chinos at one-third to one-half the typical price of its wholesale competitors and at a lower price than its direct to consumer competitors. While most wholesale brand luxury 5 pocket and Chinos retail for $185 to $250 and direct to consumer brand suits retail for $125+, we will retail at $89 to $109. We will use one of the best cotton and linen Italian mills in the world. We will use European manufacturers who also make for the leading menswear luxury brands in the world.

Market

While the entire adult population of the United States are prospective purchasers of our products, our target market includes college-educated younger professionals with higher levels of discretionary income. The company’s targeted market includes men 21 years and older who are comfortable with purchasing apparel and accessories online. We believe that our typical customers have an average age of 30 and an average household income of $58,000. Additionally, we believe 75% are college educated and 60% are single.

According to a report by Euromonitor International from 2017, the global menswear market was valued at $429 billion for the year 2017, and is expected to grow 2.3% annually to $460 billion in year 2020. While menswear designer apparel was a $29 billion market in 2015 that is expected to grow 14% annually to $33 billion by 2020.

Design and Development

Our products are designed at the company’s headquarters in Los Angeles. Currently, one employee is engaged in analyzing trends, markets, and social media, utilizing historical data and industry tools to identify essential styles. This employee has built a men’s tailored clothing company before. The time taken to design new styles is generally several weeks. After design, we create multiple samples to try-on for fit, design, wearability and quality. The sampling process takes approximately one to two months based on the number and difficulty of changes.

We will then place a minimum viable order quantity to test on our website to determine actual demand. We will be able to determine actual demand by launching paid (Facebook, Google, Affiliate, etc.) and unpaid (Email, PR outreach, etc.) marketing campaigns that drive traffic at specific products. This will allow us to determine, in a relatively short period of time, how a product performs compared to our expectations. The replenishment program will start immediately after the product passes the test phase. Using tools such as Google Analytics and RJ Metrics to analyze real-time sales data by size and color, we will be able to determine precise re-order quantities.

Product Suppliers

We will work with a variety of mills and apparel manufacturers in North America, Europe, and Asia. We will choose the mills and suppliers based on delivering the best product first and foremost. Often times, a product will have multiple inputs that come from different regions of the world. These lead times are accounted for when determining costs, retail pricing, launch timing and replenishment.

When deciding which factory to source a specific product from, we take into account the following factors:

-	Quality of the fabrics, including its performance and luxury aspects

-	Quality of the cut and sew, plus the trim quality

-	Cost of garment

-	Retail price for end consumer

-	Production time

-	Replenishment process and timing

-	Minimum order quantity

-	Shipping/delivery time

By taking all of these into consideration, we can focus on making sure we only have the most in-demand and highest quality products available for sale to our customer at the best price and most sustainable margin for our business.

Marketing

Acquisition Marketing

ACE Studios will advertise through multiple online channels, using the knowledge of the DSTLD marketing team. The channels are composed of the following:

Paid Social Media Marketing: This will be our primarily acquisition channel, and it is composed almost entirely of paid Facebook and Instagram marketing.

Social Media Marketing: We will leverage the followers on our Instagram and Facebook accounts to make regular posts highlighting new products, brand stories, and other topics and images we deem “in brand”.

Email Marketing: We will leverage an email platform that allows us to send out a variety of promotional, transactional, and retargeting emails, with the main goal of driving increased site traffic and purchases. Promotional emails are typically focused around new product launches and style lookbooks; transactional emails are usually one-time sends to users/customers based on their interaction with the site (e.g. New User Sign Up, Purchase Follow Up, etc.); examples of retargeting emails are abandoned cart email, browse abandoned email, recommended product to buy email, and inventory back in stock email.

Retargeting: We will engage the services of certain Retargeting engines that allow us to dynamically target our visitors on 3rd party websites via banner/content ads, such as CNN.com and Yahoo.com.

Content Marketing: We will use content marketing platforms that allow us to serve up native ads in the form of articles promoting our brand story and specific products.

Search Engine Optimization: This is the process of maximizing the number of visitors to our website by increasing our rankings in the search results on the Google, Bing, and Yahoo search engines. This is done by optimizing 1) our onsite content, by making sure our pages, titles, tags, links, and blog content is structured to increase our search results on certain keywords, and 2) our offsite content, which is the number of external websites linking to our website, usually through press articles and other advertising channels.

Podcasts/Radio: We will test advertising on podcasts and terrestrial radio, where we have seen a great deal of success via certain shows and networks.

Print Advertising: Periodically we may place print advertisements in magazines and also purchase billboards in major metropolitan areas to drive increased site traffic and brand awareness.

Retail Pop Up Stores: We will follow DSTLD’s path regarding retail stores. DSTLD has successfully started to launch retail stores in major metropolitan areas where customers can touch, feel, and try on our product. These are exclusively “try on only” experiences and customers must still navigate to our website to make a purchase. We will plan to leverage DSTLD’s retail footprint by launching multi-brand stores where ACE Studios and DSTLD product can be sold in the same location. This will allow us to cut down on fixed costs and maximize sales per square foot. In larger metropolitan areas, we will have separate ACE Studios and DSTLD mono brand stores but in the same complex/area, allowing us to negotiate rates with one landlord and also share set up and logistical costs across two locations.

Public Relations

To generate ongoing organic and word-of-mouth awareness, we will work with print and online media outlets to announce new products and develop timely news stories. We will regularly be in contact with the top fashion, business, and tech writers in order to capitalize on celebrity fashion features, e-commerce trend pieces, or general brand awareness articles. We will leverage DSTLD’s full-time, in-house publicist and we will also utilize outside agencies from time to time. Several times a year, we will visit the major fashion, tech, and news outlets in New York City in order to keep them up to date on our latest launches and any relevant company developments. We will also consistently host local Los Angeles press at our office space.

Instagram and Influencer Marketing

Instagram and influencer marketing will be one of the largest initiatives for us. On a daily basis, we will reach out to and expect to receive requests from tastemakers in fashion, lifestyle, and photography. We will develop a certain set of criteria for working with influencers (i.e. engagement level, aesthetic, audience demographic) that will enable us to garner impactful impressions. Our focus will not be on the size of an account, but rather on creating organic relationships with influencers who are excited to tell our story. While most of our collaborations will be compensated solely through product gifts, we will also offer an affiliate commission of up to 20% through the influencer platform rewardStyle, which is the parent company of LiketoKnow.it, the first influencer platform to make Instagram shoppable (users receive an email directly to their inbox with complete outfit details when they “Like” a photo with LiketoKnow.it technology).

Celebrity Gifting

We will approach celebrity gifting in a strategic, discerning manner.

Referral Marketing

ACE Studios will employ a rewards-based Share + Earn program to encourage customers to refer friends. When a customer refers a friend, that friend will receive $20 off his or her first purchase, and the referrer will receive $20 off his or her next purchase when that friend places an order with ACE Studios.

Distribution

Our products will be sold solely online, through our website. Our website is built on a custom Ruby on Rails platform with Spree (Ruby Gem) backend. Our website can be accessed via desktop, tablet or smartphone. We forgo the middlemen (department stores and boutiques) to offer luxury and performance tailored apparel at or about 1/3 the traditional retail price.

All of our sellable product is stored with our Third Party Logistics (3PL) company, Newgistics, in their Commerce, CA distribution facility. In addition to storing our product, they are also responsible for receiving and processing new product deliveries, processing and shipping outbound orders, and processing and shipping customer returns.

We offer free shipping to all of our customers in the United States. We also offer customers the option to upgrade to Ground Shipping or 2-Day Shipping for an additional cost.

Competition

We face direct competition from other digitally competent, vertically integrated brands such as IndoChino, Suit Supply, Bonobos, Combat Gent, and Charles Tyrwhitt.

Suit Supply is the most direct analogue in terms of product/market fit. The price point and positioning is similar and they, like ACE Studios, do not put products on sale at the end of a season in order to make room for a new collection/seasons, which is brand positioning usually reserved for luxury brands at the top end of the market.

Some of these brands market themselves as full price and do several sales per year.

All of these companies use digital paid acquisition as a primary driver of their businesses and have in depth competency in digital marketing and brand. Some of them also have meaningful store footprints.

More broadly, there are many competitors in the highly fragmented tailored apparel category. Most of these brands are traditional wholesale brands, which include brands like Ted Baker, Canali, Peter Millar, J.Crew, Hugo Boss, Hickey Freeman, Ralph Lauren, which all compete for Ace Studio’s wallet share at our affordable price point.

Customers

As of December 2018, the brand has not launched and therefore had not yet acquired customers.

Employees

As of April 2019, the Ace Studios brand has one full time employee working at the Denim.LA, Inc. headquarters in Los Angeles, CA. This current employee is also the CEO. As we get close to launching and post-launch, we will utilize the DSTLD brand Marketing, Customer Service, Finance and Operations and Technology teams.

Our Acquisition Strategy

We do not have any current plans to acquire any businesses, brands, or other entities, but we believe that the company is in a position to do so if the target is a good fit and the acquisition terms are in line with the benefits to our company. Our goal is to acquire brands in the $10 to $30 million range, and any acquisition would likely require a mix of cash and stock. The cash portion of any acquisition would likely come from obtaining financing from lenders or future equity financing rounds, neither of which have been identified. Such financing would require that the company take on new expenses related to either the servicing of new debt or broker commission fees. The goal with any potential acquisition is that the performance of the acquired brand would provide sufficient cash flow to cover any additional expenses. Any stock used for an acquisition would come from issuing additional shares of the company’s stock in exchange for the stock of the acquired entity. The issuance of stock would likely occur in a transaction that is not registered with the Securities and Exchange Commission and could result in the dilution of the investors in the Offering. Additionally, investor consent would not be sought.

THE COMPANY’S PROPERTY

We currently lease our premises and own no significant plant or equipment. As of December 2018, our team was located in our main corporate office located in downtown Los Angeles, CA.

Warehousing of finished product is done by our third-party logistics provider, Newgistics, at their facilities in Commerce, CA. All outbound orders and returns are processed at the Newgistics facility.

All of our production is done by third-party suppliers that operate in the Europe, United States, and Asia. We do not directly manage production in factories, and do not own or operate any production facilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operating Results

Our 2017 net revenues were $3,849,646 compared with 2018 net revenues of $3,777,493, while our gross profit was $2,265,313 (58.8% gross margin) in 2017 and $2,121,161 (56.2% contribution margin) in 2018. This represents a 1.8% decrease in net revenue and a 6.4% decrease in gross profit from 2017 to 2018.

The decrease in our net revenue and gross profit was driven by our decision to overhaul our supply chain, which required us moving it from Asia to Europe. The European factories and mills produce higher quality garments and is a more sustainable and scalable supply chain solution.

This resulted in the company not having denim units to sell for 4+ months and limited inventory for another 3 months, which we estimate cost the company between $3 to $4 million in revenue. Not only did this supply chain overhaul negatively impact revenue on a one-time basis, it also negatively impacted gross margin.

We took a one-time write-down to remove the majority of Asian denim from our inventory, which represented a 4% decline in gross margin. If we had not taken the one-time write-down, gross margins would have been 4% higher, which would have resulted in a 60.2% gross margin. Our concern with continuing to carry the Asian inventory along with the European inventory is that the customer could have received one pair of denim from our Asian factory and a higher quality pair of denim from our European factories, which we believe would have led to a poor customer experience.

Our focus in 2019 has been to onboard additional suppliers in Europe and launch new product categories. So far the new product categories have been well received and above plan, which is a 50% sell through rate in the third month of availability. We believe that we have the right factories, processes and product quality to now scale the product offering into categories that are relevant and brand enhancing. We also believe the right merchandising strategy is to limit the core product inventory, as defined by our best selling and highest inventory turn products, to a smaller offering and launch monthly collections that drive newness, excitement and traffic to the website.

Operating expenses consist of distribution costs, payroll, marketing, technology, professional services, and general and administrative costs. These were $5,185,633 in 2017 and $6,140,232 in 2018, an increase of 18%, comprising the following components: Sales and marketing increasing from $1,603,678 in 2017 to $2,042,360 in 2018, a 27% increase; Fulfillment and distribution expenses were $979,074 in 2017 (25.4% of revenues) vs $976,517 (25.9% of revenues in 2018, a decline of 0.3%; and General and administrative costs increasing from $2,602,881 in 2017 to $3,121,355 in 2018, a 20% increase.

The primary components of the increase in sales and marketing expenses were driven by: Increased spend across online and offline marketing channels, including Facebook, Instagram, Google, and retail pop up stores. We believe there is a significant opportunity to focus on our repeat customer rate, which had not been reviewed or analyzed before.

The new Chief Marketing Officer (CMO) is reviewing the customer data and developing specific win back campaigns based on the customer data. We are changing our metrics to not only look at Customer Acquisition Cost (CAC) but also the ROI on that CAC in 6, 9 and 12 months. The ROI is more critical than the CAC. If a marketing channel has a higher CAC but the customer spends more, has a higher repeat rate and lower returns, then that is the better customer acquisition channel relative to CAC.

Fulfillment and distribution expenses were relatively flat as a percentage of revenue, so the increase in absolute dollars are in-line with our expectations. We believe that we can reduce our shipping costs and shipping days to the customer by moving our distribution facility to our current 3PL’s Midwest location. This would result in meaningfully faster delivery time to the customer, as well as lower shipping cost per package. We are also reviewing our packaging dimensions to solve for the higher cost of dimensional weight versus actual weight shipping charges.

As an example, an outerwear piece may weigh a few pounds but because we ship it in a box with large dimensions, we are charged for the cost of the weight that the shipper estimates is normally used in a box that size, which is multiples higher than our actual weight. Therefore, we believe we are overpaying for this product to be shipped this way. Additionally, we were not prioritizing East Coast shipments from our Los Angeles facility, which meant that East Coast customers were waiting five to nine days to receive a package. This is magnified by the fact that we could have paid approximately $0.65 to $0.85 a package to upgrade these packages to guaranteed three-day delivery. This is not a good customer experience, especially given customer’s expectations.

The primary components of the increase in general and administrative expenses were driven by: Travel associated with overseas supply chain travel and the supply chain consultant and higher legal, capital raise and accounting expenses associated with two Regulation A+ capital raises, as well as review and travel costs associated with a potential public listing on the AIM or OTC.

Our interest expense increased from $418,403 in 2017 to $705,662 due to the additional venture debt we added, as well as the fees associated with the closing the increase debt offering.

Our net loss for 2017 was $3,287,809 while our net loss for 2018 was $4,725,533, representing an increase of 44%. This loss was mostly related to increased financing costs, overhead, and payroll as noted above.

Our goal in 2019 is to drive process and data driven analysis, which has not been present in the past. The new management team will focus on driving both new and repeat customer growth at an ROI that ensures we can achieve profitability within 18 months. The new management team has already implemented new data driven processes including sell through rates by size, CAC by ad type, and email campaigns.

Below are some examples of our results since the new CMO joined in mid-February.

We believe that first quarter results, which will be reflected in our unaudited semi-annual report to be filed in September, and which are subject to change, are initially encouraging. Revenues increased 65% year over year driven by new marketing strategies. From March 1, 2019 through March 31, 2019, new customer growth increased 66% to 161k while their AOV increased to $20 to $158.

While we cannot provide any assurance that these improvements will continue, other important marketing highlights and metrics since our new CMO joined are listed below:

User Driven Results

•	200% increase in impressions driven by 1st content focused strategy
•	19x increase in conversion rate driven by targeted SMS triggers
•	79% increase in volume driven by campaign launches
•	1.4x returns by product focused marketing

Strategic Content Results

•	1,300% increase in users engaging with content
•	67% increase in click through driven by cohesive ad strategy
•	54% increase in time on site driven by editorial imagery
•	20% decrease in bounce rate driven by congruent content

Liquidity and Capital Resources

As of December 31, 2018, the company held $3584,481 in cash, $1,208,642 in finished goods and $280,176 in other current assets, and $987,554 in accounts payable and $1,209,272 in other current liabilities. This is compared with December 31, 2017, where the company held $346,900 in cash, $991,987 in finished goods and $103,207 in other current assets, and $864,960 in accounts payable and $522,126 in other current liabilities. The increase in inventory was a result of the new supply chain starting to deliver its first products. This in turn helped deliver strong 1Q 2019 results. The increase in Accounts Payable was a result of increased payables associated with lower cash flow throughout the supply chain overhaul.

Regulation A+ Financing

In June 2017, the company closed its first Regulation A+ financing round, with gross proceeds of $1,760,381 raised through both SeedInvest and direct investments, resulting in the issuance of 3,669,498 shares at a price of $0.48 per share.

The company completed a second Regulation A+ financing round, which was qualified by the SEC on September 7, 2017. This offering was also conducted through SeedInvest and by direct investment into the company. As of December 31, 2018, the company has received $2,966,371 in gross proceeds as a result of this offering, which ceased accepting investors on March 23, 2018. We issued 5,932,742 shares issued at a price of $0.50 per share.

The company has recently undertaken a third Regulation A+ financing round, which was qualified by the SEC in September 2018. This offering has been conducted through SeedInvest and by direct investments into the company. As of December 31, 2018, the company had closed on $1,827,232 in gross proceeds in this offering, and issued 3,447,608 shares. Between January 1, 2019 and February 28, 2019, the company has received additional gross proceeds of $1,152,927 in this round, and issued 2,175,334 shares. In total, we have thus far issued 5,622,942 shares with gross proceeds of $2,980,159 at a price of $0.53 per share.

Loan from Continental Business Credit

On May 18, 2016, the company closed on a loan with MBMJ Capital LLC, doing business as Continental Business Credit. The loan agreement included a revolving inventory line of credit and term loan. The revolving line of credit would allow the company to borrow up to 50% of the book value of all eligible inventory in its possession up to $1,000,000 at 11.50% in excess of the Prime Rate per annum. The balance of the loan was paid down daily with proceeds from the sale of inventory. This loan contained an early termination fee of $40,000.

Loan from Black Oak Capital

On March 10, 2017, the company closed a loan agreement with bocm3-DSTLD-Senior Debt, LLC (Black Oak Capital). The loan is up to $4,000,000, for which a portion was originally used to existing debt and since such time to provide working capital to maintain and expand DSTLD’s business. Black Oak Capital requires interest only payments at 12.50% per annum, along with a management fee, monthly for three years until March 10, 2021 when the entire principal of the loan is due. As of December 31, 2018, the company had an outstanding balance of $4,000,000 of this loan.

As a part of this loan, the company has authorized the issuance to Black Oak Capital of warrants to purchase at an exercise price of $0.16, the company’s common stock representing 1% of the capital stock of the company on a fully diluted basis for each $1 million loaned to the company, up to $4 million.

On February 28, 2019, Black Oak Capital amended its loan agreement to lend up to an additional $1,000,000 on a best effort basis. As of April 30, 2019, Black Oak Capital had funded $333,000 of the additional amount. We do not expect to receive the remaining balance. As part of the amended loan, Black Oak Capital shall have the right, but not the obligation to require the company to repay the loan on a pro rata basis in increments of $250,000 per each additional $1,000,000 in equity raised following the occurrence of an initial public offering by the company, which raises more than $11,000,000 in equity.

Also, as part of the amended loan, the company has authorized the issuance to Black Oak Capital of warrants to purchase at an exercise price of $0.16, the company’s common stock representing 1.358% of the capital stock of the company on a fully diluted basis for each $250,000 loaned to the company, up to $1 million.

Related Party Loans Receivable

The Company has loaned funds to Corey Epstein and Mark Lynn throughout the life of the business, which amounted to $234,500 as of December 31, 2018. These amounts are offset by backpay owed to Corey Epstein and Mark Lynn, which amounted to $430,500 as of December 31, 2018. One of the officers repaid $171,900 during 2018.

Trend information

The company’s main focus over the next year is to continue to grow our product range and optimize our existing best sellers so that we can increase AOV, repeat customer purchase rate, and gross profit. We plan to expand our leather and outerwear offering this fall given the recent results of our leather revenue since we upgraded our product quality. We also plan to launch new product categories, such as cashmere sweaters, new women’s tee shirt styles based on better selling classic styles vs athletic styles, and also increase the style and/or color selections in new Spring products that sold well.

We also plan to engage a third party data analytics firm to run data analytics on our customer data purchase behavior, so we can understand what are the trends or themes that drive repeat behavior, specific products that sell better when bought with other products, and to A/B test what offers and strategies are most successful in winning back customers based on their historical purchase behavior. Examples may include that a customer who repeat purchases in sixty days after their first purchase creates a higher quality more loyal customer, or customers who was acquired through a certain digital marketing messaging has a higher loyalty rate and higher average annual spend. We may also find that certain denim bottoms sell better with certain leather jacket styles or a certain top category like tee shirts versus terry cloth. Finally, we believe based on Spring sale through rates of new products, the customer wants us to offer them more essential products that they can wear often and for a long time period because of our higher quality fabric and production quality.

AOV in 2016 was $110 and in 2017 was $125, a 14% increase year over year. Repeat customer sales was flat at 44% YoY, which is a great trend as we have grown our customer base by nearly 100% YoY, yet still was able to attract more repeat customers to buy despite a larger base. We believe that a large and more efficient product matrix coupled with a manufacturing partnership that will help us finance our growth will help lead to higher AOV and higher repeat customer revenues in 2018.

Additionally, the company plans to improve product quality and selection, by having a more responsive and efficient supply chain. We aim to produce the highest quality garments for the most competitive price in order to pass the savings onto our clients. With that in mind, we will spend the majority of 2019 focused on building relationships with new factories and manufacturers across the globe, that will be able to not only produce our best-selling products, but also help us expand into new product styles and categories. Finally, quality control will be a continued focus for the company, as we seek to build best in class quality control and production capabilities, ensuring that only the best and highest quality products end up in the hands of our customers.

DIRECTORS, EXECUTIVE OFFICERS, AND SIGNIFICANT EMPLOYEES

Name	Position	Age	Term in Office
Executive Officers

John “Hil” Davis	CEO	46	Indefinite, appointed October 2018

Laura Dowling	CMO	40	Indefinite, appointed February 2019

Directors

Mark Lynn	Chairman	35	Indefinite, appointed September 2013

Corey Epstein	Director	35	Indefinite, appointed September 2013

John Tomich	Director	48	Indefinite, appointed September 2013

Trevor Pettennude	Director	52	Indefinite, appointed October 2014

Geoff McFarlane	Director	35	Indefinite, appointed April 2018

John “Hil” Davis

John Hilburn Davis IV, “Hil”, is currently our CEO. He has served in that position for 7 months. Previous to that, he joined DSLTD to overhaul their supply chain in March 2018. Prior to that Hil founded two companies, BeuatyKind and J.Hilburn. He founded and was CEO of J.Hilburn in 2007, growing it from $0 to $55 million in revenues in six years. Hil also worked as an equity research analyst covering consumer luxury publicly traded companies at Thomas Weisel Partners, SunTrust Robinson Humphrey and Citadel Investment Group. Hil graduated from Rhodes College with a BA in Sociology and Anthropology.

Laura Dowling

Laura Dowling is currently our CMO. She has served in that position for 1.5 months, Prior to her role she was the Divisional Vice President of Marketing & PR, North America at Coach from February 2016 to August 2018.  At Coach she led a team of 25 and was held accountable for $45M P&L Prior to that she was the Director of Marketing & PR at Harry Winston from 2011 to 2016 and before her time there she was the Director of Wholesale Marketing at Ralph Lauren 2009 to 2011.  Earlier roles held at: Links of London, Bulgari Corporation of America and David Yurman.  Ms. Dowling holds both a Masters and Bachelors degree in Communications & Media Studies with a Minor in French from Fordham University, New York.

Corey Epstein

Corey Epstein was our Co-CEO and Creative Director. He has served in that position for over six years, from August 2012 to October 2018. Prior to founding the company, he was a Senior Consultant with Deloitte Consulting from August 2011 to October 2012, and led technology transformation initiatives at clients in the Pharmaceuticals, Chemical Distribution, and Video Games industries, primarily focused around Talent Strategy and Analytics, Global Training Programs, and Change Management programs. Prior to getting his MBA from UCLA in 2009-2011, Corey led a marketing and web consulting business, serving hundreds of clients across all industries, implementing branding, design, development, and strategy projects. He also holds a BBA from Loyola Marymount University with a focus in Business Law where he was the program scholar.

Mark Lynn

Mark T. Lynn was our Co-Chief Executive Officer. He has served in that position for over five years, from September 2013 to the October 2018. Prior to joining us, until September 2011 he was Co-Founder of WINC, a direct to consumer e-commerce company which was then the fastest growing winery in the world, backed by Bessemer Venture Partners. Prior to Club W, Mark co-founded a digital payments company that was sold in 2011. Mark holds a digital marketing certificate from Harvard Business School's Executive Education Program.

John Tomich

John Tomich became a director in September 2013. John co-founded Onestop Internet in 2004 and served as the company's CEO until July 2015. Prior to Onestop, John was a Senior Associate at Shelter Capital Partners, a Los Angeles-based $200 million venture capital fund, focused on early stage investments in technology and technology-enabled companies in the Southern California area, principally in the media, wireless/communication, enterprise software, and semiconductor industries. Prior to joining Shelter, John worked as Vice President, Client Services for iXL, a leading Internet services company which provided Internet strategy consulting and comprehensive Internet-based solutions to Fortune 500 companies and other corporate users of information technology. After a series of acquisitions, it is now part of the Razorfish agency, owned by Publicis Groupe.

Trevor Pettennude

Trevor Pettennude is a seasoned financial services executive. In 2013, Trevor became the CEO of 360 Mortgage Group, where he oversees a team of 70 people generating over $1 billion of annual loan volume. Trevor is also the founder and principal of Banctek Solutions, a global merchant service company which was launched in 2009 and which processes over $300 million of volume annually.

Geoff McFarlane

Geoff joined the Company in April 2018 as a Director. Geoff’s background has allowed him to become a founder, executive and advisor for a wide variety of companies. He was founder and CEO of a restaurant and hotel group with seven locations and over 200 employees. In mid-2011 Geoff co-founded WINC, a direct to consumer e-commerce Company. In 2018, Geoff became the CEO of WINC. Prior to WINC, Geoff co-founded a digital payments company that was sold in 2011.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2018, we compensated our three highest-paid directors and executive officers as follows:

Name	Capacities in which compensation was received	Cash Compensation ($)	Other Compensation ($)*	Total Compensation ($)
Mark Lynn	Former co-CEO	$31,090	$0	$31,090
Corey Epstein	Former co-CEO	$110,000	$0	$110,000
Kevin Morris	Former CFO/COO	$166,789	$0	$166,789

We do not compensate our directors for attendance at meetings. We reimburse our officers and directors for reasonable expenses incurred during the course of their performance.

*No stock options were granted to our executive officers during the fiscal year ended December 31, 2018.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Title of Class	Name and address of beneficial owner	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	Mark T Lynn, 375 N. La Cienega Blvd, #216, West Hollywood, CA 90048	2,688,889 shares held directly	5,161,111 shares available from issued stock options that fully vested in December 2017	75.64%
Common Stock	Corey Epstein, 375 N. La Cienega Blvd, West Hollywood, CA 90048	6,050,000 shares held directly	1,800,000 shares available from issued stock options that fully vested in December 2017	75.64%
Common Stock	Trevor Pettennude, 919 Vine Street, Denver, CO 80206	0 shares directly held	870,000 shares available from issued stock options that fully vested in December 2017	8.38%
Series Seed Preferred Stock	Corey Epstein, 375 N. La Cienega Blvd, West Hollywood, CA 90048	617,122 shares directly held	N/A	2.98%
Series Seed Preferred Stock	Trevor Pettennude, 919 Vine Street, Denver, CO 80206	3,862,737 shares held through Zillion, LLC	N/A	18.65%

Amounts are as of December 31, 2018. The final column (Percent of Class) includes a calculation of the amount the person owns now, plus the amount that person is entitled to acquire. That amount is then shown as a percentage of the outstanding amount of securities in that class if no other people exercised their rights to acquire those securities. The result is a calculation of the maximum amount that person could ever own based on their current and acquirable ownership, which is why the amounts in this column will not add up to 100%.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

Banctek Solutions

We use Banctek Solutions, a registered independent sales organization (ISO) of FirstData as our back-end payment processor. Trevor Pettennude is majority owner of Banctek Solutions. We started to use Banctek Solutions services prior to Mr. Pettennude’s involvements with DSTLD.

Related Party Loans Receivable and Employee Backpay

The Company has loaned funds to Corey Epstein and Mark Lynn throughout the life of the business, which amounted to $234,500 as of December 31, 2018. These loans are payable on demand and do not bear interest.

Corey Epstein and Mark Lynn have deferred their salary during portions of 2014-2018. Such amount payable as of December 31, 2018 was $430,568.

In 2019, both Corey Epstein and Mark Lynn have agreed to net the outstanding balances due against back pay owed in order to settle both the loans receivable and back pay. These agreements are in the process of being formalized.

Officer stock issuance and promissory note

On October 14, 2013, the company issued 2,688,889 shares of $0.0001 par common stock at a price of $0.09 per share to Mark Lynn under a restricted stock purchase agreement. The company determined the fair value per share at the issuance date was $0.15 per share. The shares are subject to vesting provisions where 268,889 shares vested immediately upon issuance, and the remaining 2,420,000 shares vested pro rata over a period of 36 months (67,222 shares per month). All shares have vested as of December 31, 2017.

FINANCIAL STATEMENTS FOR THE FISCAL YEARS ENDED DECEMBER 31, 2018 AND 2017

Denim.LA, Inc.

Financial Statements

December 31, 2018 and 2017

Denim.LA, Inc.

Audited Financial Statements

December 31, 2018 and 2017

DENIM.LA, INC.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Denim.LA, Inc.

Los Angeles, CA

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Denim.LA, Inc. (the “Company”) as of December 31, 2018 and 2017, and the related statements of operations, stockholders’ deficit, and cash flows for the years then ended and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company’s net losses from inception, negative cash flow from operations, and lack of liquidity raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the auditing standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosure in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ dbbmckennon

We have served as the Company’s auditor since 2018

Newport Beach, California

May 2, 2019

DENIM.LA, INC.
BALANCE SHEETS
As of December 31, 2018 and 2017

	2018	2017

ASSETS
Current Assets:
Cash and cash equivalents	$584,481	$346,900
Inventory	1,208,642	991,987
Deferred offering costs	101,762	6,539
Prepaid expenses	178,414	96,668
Total Current Assets	2,073,299	1,442,094

Non-Current Assets:
Property, equipment, and software, net	113,630	28,772
Deposits	58,000	35,195
Total Non-Current Assets	171,630	63,967

TOTAL ASSETS	$2,244,929	$1,506,061

See accompanying notes to financial statements

DENIM.LA, INC.
BALANCE SHEETS
As of December 31, 2018 and 2017

	2018	2017

LIABILITIES AND STOCKHOLDERS' DEFICIT
Liabilities:
Current Liabilities:
Accounts payable	$987,554	$864,960
Accrued expenses and other liabilities	518,933	428,904
Deferred revenue	274,959	49,054
Due to related parties	415,380	44,168
Venture debt, net of discount of $225,720	3,774,280	-
Total Current Liabilities	5,971,106	1,387,086
Long-Term Liabilities:
Venture debt, net of discount of $191,471	0	2,658,529
Total Liabilities	5,971,106	4,045,615

Commitments and contingencies (Note 10)

Stockholders' Deficit:
Series Seed convertible preferred stock, $0.0001 par, 20,714,518 shares authorized, 20,714,518 and 20,714,518 shares issued and outstanding at December 31, 2018 and 2017, respectively. Convertible into one share of common stock. Liquidation preference of $5,592,920 and $5,592,920 as of December 31, 2018 and 2017, respectively.	2,071	2,071
Series A convertible preferred stock, $0.0001 par, 14,481,413 shares authorized, 5,650,903 and 5,650,903 shares issued and outstanding at December 31, 2018 and 2017, respectively. Convertible into one share of common stock. Liquidation preference of $2,712,433 and $2,712,433 as of December 31, 2018 and 2017, respectively.	565	565
Series A-2 convertible preferred stock, $0.0001 par, 20,000,000 shares authorized, 5,932,742 and 2,584,766 shares issued and outstanding at December 31, 2018 and 2017, respectively. Convertible into one share of common stock. Liquidation preference of $2,966,371 and $1,292,383 as of December 31, 2018 and 2017, respectively.	593	258
Series A-3 convertible preferred stock, $0.0001 par, 18,867,925 shares authorized, 3,447,608 and 0 shares issued and outstanding at December 31, 2018 and 2017, respectively. Convertible into one share of common stock. Liquidation preference of $1,827,232 and $0 as of December 31, 2018 and 2017, respectively.	345	-
Series CF convertible preferred stock, $0.0001 par, 2,000,000 shares authorized, 124,204 and 0 shares issued and outstanding at December 31, 2018 and 2017, respectively. Convertible into one share of common stock. Liquidation preference of $64,586 and $0 as of December 31, 2018 and 2017, respectively.	12	-
Undesignated preferred stock, $0.0001 par, 936,144 and 804,069 shares authorized, 0 and 0 issued and outstanding as of December 31, 2018 and 2017, respectively.	-	-
Common Stock, $0.0001 par, 110,000,000 and 100,000,000 shares authorized, 10,377,615 and 10,377,615 shares issued and outstanding, 10,377,615 and 10,377,615 vested as of December 31, 2018 and 2017, all respectively.	1,038	1,038
Additional paid-in capital	13,241,211	9,696,864
Capital contribution receivable	-	(2,154)
Subscription receivable	(8,283)	-
Accumulated deficit	(16,963,729)	(12,238,196)
Total Stockholders' Deficit	(3,726,177)	(2,539,554)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$2,244,929	$1,506,061

See accompanying notes to financial statements

DENIM.LA, INC.
STATEMENTS OF OPERATIONS
For the years ended December 31, 2018 and 2017

	2018	2017

Net revenues	$3,777,493	$3,849,646
Costs of net revenues	1,656,332	1,584,333
Gross Profit	2,121,161	2,265,313

Operating Expenses:
Sales and marketing	2,042,360	1,603,678
Distribution	976,517	979,074
General and administrative	3,121,355	2,602,881
Total Operating Expenses	6,140,232	5,185,633

Loss from operations	(4,019,071)	(2,920,320)

Other Income (Expense):
Interest expense	(705,662)	(418,403)
Other non-operating income	-	51,714
Total Other Income (Expense)	(705,662)	(366,689)

Provision for income taxes	800	800

Net Loss	$(4,725,533)	$(3,287,809)

Weighted-average vested common shares outstanding
-Basic and Diluted	10,377,615	10,377,615
Net loss per common share
-Basic and Diluted	$(0.46)	$(0.32)

See accompanying notes to financial statements

DENIM.LA, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
For the years ended December 31, 2018 and 2017

	Series Seed Convertible Preferred Stock		Series A Convertible Preferred Stock		Series A-2 Convertible Preferred Stock		Series A-3 Convertible Preferred Stock		Series CF Convertible Preferred Stock		Common Stock
	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Number of Shares	Amount	Additional Paid- In Capital	Capital Contribution Receivable	Subscription Receivable	Accumulated Deficit	Total Stockholders' Deficit

Balance at December 31, 2016	20,714,518	$2,071	4,054,227	$405	-	$-	-	$-	-	$-	10,377,615	$1,038	$7,602,504	$(2,154)	$-	$(8,950,387)	$(1,346,523)

Stock-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	177,975	-	-	-	177,975
Issuance of Series A preferred stock	-	-	1,498,274	150	-	-	-	-	-	-	-	-	716,173	-	-	-	716,323
Issuance of Series A-2 preferred stock	-	-	-	-	2,584,766	258	-	-	-	-	-	-	1,292,125	-	-	-	1,292,383
Conversion of convertible notes payable - related party	-	-	98,402	10	-	-	-	-	-	-	-	-	49,613	-	-	-	49,623
Offering costs	-	-	-	-	-	-	-	-	-	-	-	-	(330,093)	-	-	-	(330,093)
Fair value of warrant issuances	-	-	-	-	-	-	-	-	-	-	-	-	188,567	-	-	-	188,567
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(3,287,809)	(3,287,809)
Net Loss	-	-	-	-	-	-					-	-
Balance at December 31, 2017	20,714,518	$2,071	5,650,903	$565	2,584,766	$258	-	$-	-	$-	10,377,615	$1,038	$9,696,864	$(2,154)	$-	$(12,238,196)	$(2,539,554)

Stock-based compensation	-	-	-	-	-	-	-	-	-	-	-	-	217,009	-	-	-	217,009
Issuance of Series A-2 preferred stock	-	-	-	-	3,347,976	335	-	-	-	-	-	-	1,673,653	-	-	-	1,673,988
Issuance of Series CF preferred stock	-	-	-	-	-	-	-	-	124,204	12	-	-	64,574	-	-	-	64,586
Issuance of Series A-3 preferred stock	-	-	-	-	-	-	3,447,608	345	-	-	-	-	1,826,887	-	-	-	1,827,232
Subscription receivable from Series CF	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(8,283)	-	(8,283)
Write off of contribution receivable	-	-	-	-	-	-	-	-	-	-	-	-	-	2,154	-	-	2,154
Offering costs	-	-	-	-	-	-	-	-	-	-	-	-	(385,719)	-	-	-	(385,719)
Fair value of warrant issuances - venture debt	-	-	-	-	-	-	-	-	-	-	-	-	147,943	-	-	-	147,943
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(4,725,533)	(4,725,533)
Balance at December 31, 2018	20,714,518	$2,071	5,650,903	$565	5,932,742	$593	3,447,608	$345	124,204	$12	10,377,615	$1,038	$13,241,211	$-	$(8,283)	$(16,963,729)	$(3,726,177)

Undesignated preferred stock had no activity or balances for the periods presented

See accompanying notes to financial statements

DENIM.LA, INC.
STATEMENTS OF CASH FLOWS
For the years ended December 31, 2018 and 2017

	2018	2017
Cash Flows From Operating Activities
Net Loss	$(4,725,533)	$(3,287,809)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	26,346	20,557
Stock-based compensation	217,009	177,975
Write-off of capital contribution receivable	2,154	-
Gain on forgiven debt	-	(33,168)
Fair value of warrants issued for services	-	113,520
Amortization of loan discount	78,833	15,400
Amortization of loan fees	92,361	48,442
Changes in operating assets and liabilities:
(Increase)/Decrease in other receivable	-	12,275
(Increase)/Decrease in inventory	(216,655)	(158,552)
(Increase)/Decrease in prepaid expenses	(81,746)	(78,135)
Increase/(Decrease) in accounts payable	122,595	(378,691)
Increase/(Decrease) in accrued expenses and other liabilities	90,028	70,261
Increase/(Decrease) in deferred revenue	225,905	21,663
Net Cash Used In Operating Activities	(4,168,703)	(3,456,262)

Cash Flows From Investing Activities
Purchase of property, equipment, and software	(111,204)	(23,038)
Deposits	(22,805)	(12,429)
Proceeds from repayment of related party receivable	171,900	-
Net Cash Provided by (Used In) Investing Activities	37,891	(35,467)

Cash Flows From Financing Activities
Proceeds (repayment) - related parties	199,312	(275,138)
Proceeds from issuance of preferred stock	3,557,523	2,008,706
Offering costs	(480,942)	(291,298)
Proceeds from issuance of venture debt, net of fees	1,092,500	2,672,499
Repayments on business loan	-	(455,152)
Net Cash Provided By Financing Activities	4,368,393	3,659,617

Net Change In Cash and Cash Equivalents	237,581	167,888

Cash and Cash Equivalents at Beginning of Year	346,900	179,012
Cash and Cash Equivalents at End of Year	$584,481	$346,900

Supplemental Disclosure of Cash Flow Information
Cash paid for interest	$534,096	$393,360
Cash paid for income taxes	$800	$800

Supplemental Disclosure of Non-Cash Financing Activities
Conversion of notes payable - related party to preferred stock	$-	$49,623
Discount due to warrants and beneficial conversion feature	$-	$56,970
Warrants issued for offering costs	$62,590	$18,077
Warrants issued with venture debt	$147,943	$188,567

See accompanying notes to financial statements

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2018 and 2017 and for the years then ended

NOTE 1: NATURE OF OPERATIONS

Denim.LA, Inc. (the “Company”), is a corporation organized September 17, 2012 under the laws of Delaware as a limited liability company under the name Denim.LA LLC. The Company converted to a Delaware corporation on January 30, 2013 and changed its name to Denim.LA, Inc. The Company does business under the names DSTLD and Digital Brands Group. The Company sells premium denim and other products direct to consumers.

NOTE 2: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.  The Company has not generated profits since inception, has sustained net losses of $4,725,533 and $3,287,809 for the years ended December 31, 2018 and 2017, respectively, and has incurred negative cash flows from operations for the years ended December 31, 2018 and 2017. The Company has historically lacked liquidity to satisfy obligations as they come due and as of December 31, 2018, the Company had a working capital deficit of $3,897,807. These factors raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified, as a result of change in accounting policy on the classification of shipping and handling, merchant fees, and packaging materials and supplies, from cost of net revenues to sales and marketing, see Note 3 - accounting policy in Cost of Sales and Shipping and Handling. The Company adopts this change in accounting policy to be consistent with comparable companies in its industry. The change in accounting policy has been applied retrospectively. Further, some of prior year amounts were reclassified to conform on the current year presentation.

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2018 and 2017 and for the years then ended

The effects of the change in accounting policy and reclassification on the financial statements are as follows:

	2017
	As previously presented	Change in accounting policy	Reclassification	As reclassified
		Increase (Decrease)	Increase (Decrease)
Statements of operation
Cost of net revenues	2,259,531	(675,198)	-	1,584,333
Sales and marketing	1,718,106	675,198	(1,493,308)	1,603,678
Compensation and benefits	1,324,415	-	(1,324,415)	-
Distribution	-	-	976,517	976,517
General and administrative	1,280,149	-	1,841,206	3,121,355

These reclassifications had no effect on the reported net loss, balance sheets and statements of cash flows.

For the years ended December 31, 2018 and 2017, shipping and handling, merchant fees, and packaging materials and supplies amounted to $469,139 and $491,090, $174,835 and $168,909, $21,416 and $15,199, all respectively.

Various balance sheet accounts have been reclassified from prior year presentation to condense the statements.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company’s cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. The Company’s cash balance of certain accounts exceeded the FDIC insured limits by $147,709 and $41,298 as of December 31, 2018 and 2017, respectively.

Capital Contribution Receivable

The Company records stock issuances at the effective date. If the contribution is not funded upon issuance, the Company records a capital contribution receivable as an asset on a balance sheet. When contributed capital receivables were not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under Financial Accounting Standards Board (“FASB”) Accounting Standards Codification ("ASC") 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders’ deficit on the balance sheet.

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2018 and 2017 and for the years then ended

Fair Value of Financial Instruments

FASB guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the balance sheets approximate their fair value.

Inventory

Inventory is stated at the lower of cost or market and accounted for using the weighted average cost method. The inventory balances as of December 31, 2018 and 2017 consist entirely of finished good products purchased for resale and any materials the Company purchased to modify the products. The Company has outsourced the warehousing and fulfillment of its inventory to a third party.

Property, Equipment, and Software

Property, equipment, and software are recorded at cost. Depreciation/amortization is recorded for property, equipment, and software using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The balances at December 31, 2018 and 2017 consist of software with three (3) year lives, property and equipment with 3-10 year lives, and leasehold improvements which are depreciated over the shorter of the lease life or expected life.

Depreciation and amortization charges on property, equipment, and software are included in general and administrative expenses and amounted to $26,346 and $20,557 for the years ended December 31, 2018 and 2017, respectively. Capital assets as of December 31, 2018 and 2017 are as follows:

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2018 and 2017 and for the years then ended

	2018	2017

Computer equipment	$52,936	$59,779
Furniture and fixtures	66,328	10,754
Leasehold improvements	40,351	81,325
	159,615	151,858
Accumulated depreciation	(50,235)	(123,086)

Property and equipment, net	$109,380	$28,772

Software	$56,450	$52,200
Accumulated amortization	(52,200)	(52,200)

Software, net	$4,250	$-

Impairment of Long-lived Assets

The Company continually monitors events and changes in circumstances that could indicate carrying amounts of long-lived assets may not be recoverable. When such events or changes in circumstances are present, the Company assesses the recoverability of long-lived assets by determining whether the carrying value of such assets will be recovered through undiscounted expected future cash flows. If the total of the future cash flows is less than the carrying amount of those assets, the Company recognizes an impairment loss based on the excess of the carrying amount over the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or the fair value less costs to sell.

Accrued Expenses and Other Liabilities

The Company accrued expenses and other liabilities line in the balance sheets is comprised of the following as of December 31, 2018 and 2017:

	2018	2017

Accrued expenses	$185,526	$133,475
Reserve for returns	188,532	193,737
Other liabilities	109,527	89,849
Sales tax liability	35,348	11,843
	$518,933	$428,904

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2018 and 2017 and for the years then ended

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note.  Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Accounting for Preferred Stock

ASC 480, Distinguishing Liabilities from Equity, includes standards for how an issuer of equity (including equity shares issued by consolidated entities) classifies and measures on its balance sheet certain financial instruments with characteristics of both liabilities and equity.

Management is required to determine the presentation for the preferred stock as a result of the redemption and conversion provisions, among other provisions in the agreement. Specifically, management is required to determine whether the embedded conversion feature in the preferred stock is clearly and closely related to the host instrument, and whether the bifurcation of the conversion feature is required and whether the conversion feature should be accounted for as a derivative instrument. If the host instrument and conversion feature are determined to be clearly and closely related (both more akin to equity), derivative liability accounting under ASC 815, Derivatives and Hedging, is not required. Management determined that the host contract of the preferred stock is more akin to equity, and accordingly, liability accounting is not required by the Company. The Company has presented preferred stock within stockholders' equity.

Costs incurred directly for the issuance of the preferred stock are recorded as a reduction of gross proceeds received by the Company, resulting in a discount to the preferred stock. The discount is not amortized.

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2018 and 2017 and for the years then ended

Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. The Company typically collects revenue upon sale and recognizes the revenue when the item has shipped. Orders that have been placed and paid as of year-end but have not been shipped are recorded to deferred revenue. Sales tax is collected on sales in California and these taxes are recorded as a liability until remitted. The Company estimates returns based on its historic results and return policy in place at the sale date and records an allowance against revenues for this estimate. Liabilities are recorded for promotional credits and store credit issued to customers. The reserve for returns totaled approximately $189,000 and $194,000 as of December 31, 2018 and 2017, respectively, and is included in reserves for returns in the accompanying balance sheets.

Cost of Sales

Cost of sales consists primarily of inventory sold and related freight-in. The Company adopts a change in accounting policy to exclude merchant fees, outbound shipping and handling and packaging materials and supplies from cost of sales, see Note 3 - Reclassifications.

Shipping and Handling

The Company recognizes shipping and handling billed to customers as a component of net revenues, and the cost of shipping and handling as a component of sales and marketing. The Company adopts a change in accounting policy to exclude the shipping and handling from cost of net revenues, see Note 3 – Reclassifications. Total shipping and handling billed to customers as a component of net revenues was approximately $57,000 and $60,000 for the years ended December 31, 2018 and 2017, respectively. Total shipping and handling costs included in sales and marketing was approximately $469,000 and $491,000 for the years ended December 31, 2018 and 2017, respectively.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2018 and 2017 amounted to approximately $1,372,000 and $1,345,000, respectively, which is included in sales and marketing expense.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation.  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period.  The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2018 and 2017 and for the years then ended

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505, Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company’s common stock or stock award on the date that the commitment for performance by the counterparty has been reached or the counterparty’s performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes.  Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse.  A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized.  We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date.  In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information.  For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share.  Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2018 and 2017, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of December 31, 2018 and 2017 are as follows:

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2018 and 2017 and for the years then ended

	2018	2017
Series Seed Preferred Stock (convertible to common stock)	20,714,518	20,714,518
Series A Preferred Stock (convertible to common stock)	5,650,903	5,650,903
Series A-2 Preferred Stock (convertible to common stock)	5,932,742	2,584,766
Series CF Preferred Stock (convertible to common stock)	124,204	-
Series A-3 Preferred Stock (convertible to common stock)	3,447,608	-
Common stock warrants	4,197,745	2,949,398
Preferred stock warrants	547,140	175,503
Exercisable stock options	13,278,843	11,583,214
Total potentially dilutive shares	53,893,703	43,658,302

Concentrations

Two vendors as of December 31, 2017 made up 21% and 17% of accounts payable. All of these concentrations relate to vendors that provided inventory during 2018 and 2017 (see below). There were no vendors representing over 10% of accounts payable as of December 31, 2018.

The Company utilized two vendors that made up 29% and 26% of all inventory purchases, respectively during the year ended December 31, 2018 and two vendors that made up 22% and 59% of all inventory purchases, respectively during the year ended December 31, 2017.  The loss of one of these vendors, may have a negative short-term impact on the Company’s operations; however, we believe there are acceptable substitute vendors that can be utilized longer-term.

Recent Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2019. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures.

In June 2018, the FASB issued ASU No. 2018-07, Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting (“ASU 2018-07”). ASU 2018-07 eliminates the separate accounting model for nonemployee share-based payment awards and generally requires companies to account for share-based payment transactions with nonemployees in the same way as share-based payment transactions with employees. The accounting remains different for attribution, which represents how the equity-based payment cost is recognized over the vesting period, and a contractual term election for valuing nonemployee equity share options. ASU 2018-07 is effective for fiscal years, and interim periods within those years, beginning after December 15, 2018 with early adoption permitted. The Company is in process of assessing the impact of the adoption of ASU 2018-07 on the financial statements.

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2018 and 2017 and for the years then ended

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) and has issued subsequent amendments to this guidance. This new standard will replace all current guidance on this topic and eliminate all industry-specific guidance. The new revenue recognition standard provides a unified model to determine when and how revenue is recognized. The core principle is that a company should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration for which the entity expects to be entitled in exchange for those goods or services. The guidance is effective for interim and annual periods beginning after December 31, 2018. The standard may be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company is currently reviewing the provisions of the new standard.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 4:  LONG-TERM DEBT

Business Loan

On May 18, 2016, the Company closed on a loan with MBMJ Capital LLC dba Continental Business Credit, which includes the following funding mechanisms. The loans required a minimum monthly interest charge of $2,500, are subject to a default rate of an additional 7% on the stated interest rates, and required a $10,000 facility fee at closing.

Revolving Inventory Finance Facility: The Company could borrow up to 50% of the book value of all eligible inventory in its possession. The balance of the loan was to be paid down daily with proceeds from the sale of inventory. The loan was revolving, and therefore the Company could continue to draw on the note up to 50% of eligible inventory as the loan was being paid down. The maximum credit limit for this loan was $1,000,000. This loan bore interest at prime plus 11.50% per annum, with a minimum rate of 15% (15.5% at December 31, 2016) payable monthly. The loan had a one-year term. The balance outstanding on this note as of December 31, 2016, inclusive of accrued interest, was $455,152. The proceeds of this loan were used for operations. The loan was repaid in its entirety in conjunction with the 2017 venture debt discussed in the following section of this note in April 2017.

Total interest and fees recognized on these business loans for the years ended December 31, 2018 and 2017 was $0 and $65,587, respectively.

Venture Debt

In March 2017, the Company entered into a senior credit agreement with an outside lender for up to $4,000,000, dependent upon the achievement of certain milestones. The initial close amount was a minimum of $1,345,000. The loan bears interest at 12.5% per annum, compounded monthly, plus fees. A 5% closing fee is due upon each closing, legal and accounting fees of up to $40,000, and management fees of $4,167-$5,000 per month. The loan requires monthly payments of interest commencing March 31, 2017, and a balloon payment for the full principal amount at maturity in March 2020. In 2018, the maturity date was extended one year, to March 2021. Prepayments are allowed, subject to various provisions, including a minimum payment amount of $250,000.

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2018 and 2017 and for the years then ended

Repayment is accelerated upon a change in control, as defined in the agreement. The loan is senior to all other debts and obligations of the Company, is collateralized by all assets of the Company, and shares of the Company’s common stock pledged by officers of the Company. As of December 31, 2018 and 2017, the loan balance is $4,000,000 and $2,850,000, resulting from cash disbursed to the Company of $3,069,598 and $1,977,098, loan fees of $235,000 and $177,500 charged to the loan balance, and cash disbursed to repay other debts of the Company of $0 and $695,402 (inclusive of $118,402 repaid to a related party note payable (board member)), all respectively. An additional $20,843 in loan fees were also paid, which were included as part of the discount to the loan as further discussed below. The Company failed to comply with certain debt covenants during the years ended December 31, 2018 and 2017. At December 31, 2017, the Company received a waiver from the lender and therefore, at such time, was not considered to be in default. At December 31, 2018, the waiver was not obtained. Accordingly, as of December 31, 2018, the venture debt is shown as a current liability.

Total loan fees of $255,843 and $198,343 as of December 31, 2018 and 2017, respectively, were incurred in conjunction with this loan, and such were recorded as a discount to the loan and are amortized under the effective interest method to interest expense over the life of the loan. For the years ended December 31, 2018 and 2017, $92,361 and $48,442 of these loan fees were amortized to interest expense, leaving unamortized balances of $115,040 and $149,901 as of December 31, 2018 and 2017, all respectively.

The lender was also granted warrants to purchase common stock representing 1% of the fully diluted capitalization of the Company for each $1,000,000 of principal loaned under the agreement. As of December 31, 2017, warrants for 1,139,398 shares of common stock were issued to the lender with an exercise price of $0.16 per share, expiring after ten years. As discussed in Note 8, these warrants were valued at $56,970 and recorded as a discount to the note payable balance, and are being amortized under the effective interest method over the life of the loan. For the year ended December 31, 2018 and 2017, $18,938 and $15,400 was amortized to interest expense, respectively, leaving an unamortized balance of $22,632 and $41,570 as of December 31, 2018 and 2017, respectively. In 2018, warrants for 1,248,347 shares of common stock were issued to the lender with an exercise price of $0.16 per share, expiring after ten years. As discussed in Note 8, these warranted were valued at $147,943 and recorded as a discount to the note payable balance, and are being amortized under the effective interest method over the life of the loan. For the year ended December 31, 2018, $59,895 was amortized to interest expense, leaving an unamortized balance of $88,048 as of December 31, 2018.

As of December 31, 2018, total unamortized interest expense amounted to $225,720, which is expected to be amortized in 2019 and 2020 by $188,105 and $37,615, respectively.

Interest expense and effective interest rate on this loan for the year ended December 31, 2018 and 2017 was $526,251 and $275,403, and 18.60% and 14.28%, all respectively.

NOTE 5: STOCKHOLDERS’ DEFICIT

Convertible Preferred Stock

In July 2017, the Certificate of Incorporation was amended to increase the authorized preferred stock to 56,000,000 shares of $0.0001 par preferred stock. The Company designated 20,714,518 shares of preferred stock as Series Seed Preferred Stock, 14,481,413 shares of preferred stock as Series A Preferred Stock, and 20,000,000 shares of Series A-2 Preferred Stock, with 804,069 shares of preferred stock undesignated.

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2018 and 2017 and for the years then ended

In June 2018, the Company amended and restated its articles of incorporation, setting its authorized common stock at 100,000,000 shares and increasing the authorized preferred stock to 58,000,000 shares. The Company designated its preferred stock as 20,714,518 shares of Series Seed Preferred Stock, 14,481,413 shares of Series A Preferred Stock, 20,000,000 shares of Series A-2 Preferred Stock, and 2,000,000 shares of Series CF Preferred Stock, and with 804,069 shares of preferred stock undesignated.

In September 2018, the Company amended and restated its articles of incorporation, increasing the authorized common stock to 110,000,000 shares and increasing the authorized preferred stock to 77,000,000 shares. The Company designated its preferred stock as 20,714,518 shares of Series Seed Preferred Stock, 14,481,413 shares of Series A Preferred Stock, 20,000,000 shares of Series A-2 Preferred Stock, 2,000,000 shares of Series CF Preferred Stock, 18,867,925 shares of Series A-3 Preferred Stock, and with 936,144 shares of preferred stock undesignated. The Company also amended the rights and privileges applicable to the various share classes to include the newly designated Series CF Preferred Stock and Series A-3 Preferred Stock. Series Seed Preferred Stock holders are entitled to vote on an as converted basis, while Series A Preferred Stock holders, Series A-2 Preferred Stock holders, Series CF Preferred Stock holders, and Series A-3 Preferred Stock holders do not have voting privileges. The preferred stockholders have certain dividend preferences over common stockholders. The preferred stock is subject to an optional conversion right, where the preferred stock is convertible into fully paid and non-assessable shares of common stock at a 1:1 rate, with certain dilution protections. All classes of preferred stock are subject to automatic conversion into the Company’s common stock if and upon an initial public offering of $25,000,000 or greater. The preferred stockholders are entitled to a liquidation preference over common stockholders of the greater of: 1) the preferred stock purchase price ($0.27 per share for Series Seed Preferred Stock, $0.48 per share for Series A Preferred Stock, $0.50 per share for Series A-2 Preferred Stock, $0.52 per share for Series CF Preferred Stock, and $0.53 per share for Series A-3 Preferred Stock) multiplied by a multiple of 1.00 for Series A Preferred Stock, Series A-2 Preferred Stock, Series CF Preferred Stock, and Series A-3 Preferred Stock, and 1.00 or 1.25 depending upon certain conditions defined the articles of incorporation for the Series Seed Preferred Stock; 2) on an as converted to common stock at the liquidation date.

As of December 31, 2018 and 2017, 20,714,518 and 20,714,518 shares of Series Seed Preferred Stock were issued and outstanding, 5,650,903 and 5,650,903 shares of Series A Preferred Stock were issued and outstanding, 5,932,742 and 2,584,766 shares of Series A-2 Preferred Stock were issued and outstanding, 124,204 and 0 shares of Series CF Preferred Stock were issued and outstanding, and 3,447,608 and 0 shares of Series A-3 Preferred Stock were issued and outstanding, all respectively.

Based on circumstances in place as of December 31, 2018 and 2017, the liquidation preference on the Series Seed Preferred Stock was subject to the 1.00 and 1.00 multiple and the liquidation preference on the Series A Preferred Stock was subject to a multiple of 1.00 and 1.00, all respectively. The total liquidation preferences as of December 31, 2018 and 2017 amounted to $13,163,543 and $9,597,736, respectively.

In 2016, the Company closed on several stock issuance rounds of its Series A Preferred Stock financing conducted under Regulation A, resulting in the issuance of 2,072,822 shares of Series A Preferred Stock at a price per share of $0.48, providing gross proceeds of $994,435 for the year ended December 31, 2016. During the year ended December 31, 2017, the Company issued an additional 1,596,676 shares of Series A Preferred Stock at a price per share of $0.48, providing cash proceeds of $716,323 and conversions of debts of $49,623, for gross proceeds of $765,946.

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2018 and 2017 and for the years then ended

In 2017, the Company closed on several stock issuance rounds of its Series A-2 Preferred Stock financing conducted under Regulation A, resulting in the issuance of 2,584,766 shares of Series A-2 Preferred Stock at a price per share of $0.50, providing gross proceeds of $1,292,383 for the year ended December 31, 2017. In 2018, the Company issued an additional 3,347,976 shares of Series A-2 Preferred Stock at a price per share of $0.50, providing gross proceeds of $1,673,988.

In 2018, the Company issued 124,204 shares of Series CF Preferred Stock at price of $0.52, providing gross proceeds of $64,586 and 3,447,608 shares of Series A-3 Preferred Stock at price per share of $0.53, providing gross proceeds of $1,827,232.

Common Stock

The Company authorized 110,000,000 and 100,000,000 shares of common stock at $0.0001 par value as of December 31, 2018 and 2017, respectively. As of December 31, 2018 and 2017, 10,377,615 and 10,377,615 shares of common stock were issued and outstanding, respectively.

Common stockholders have voting rights of one vote per share. The voting, dividend, and liquidation rights of the holders of common stock are subject to and qualified by the rights, powers, and preferences of preferred stockholders.

NOTE 6: RELATED PARTY TRANSACTIONS

Related Party Payable

A family member of an officer provided accounting services to the Company at a rate of $2,500 per month commencing in 2015 through April 2016. A total of $0 and $20,000 was due under this arrangement as of December 31, 2018 and 2017, respectively.

Promissory Notes Payable

During 2016, the Company issued two promissory notes to related parties with combined outstanding principal balances of $225,000 as of December 31, 2016. The notes were payable on demand. These notes bore interest at 20% per annum. In March and April of 2017, $185,000 of these loans were repaid with the 2017 loan issuance proceeds along with accrued interest $33,402. In March 2017, the Company converted the $40,000 note payable, along with accrued interest of $9,623, into 98,402 shares of its Series A Preferred Stock at a conversion rate of $0.48 per share. Interest expense of $11,999 was recognized on these notes during the year ended December 31, 2017, and $0 remains unpaid and outstanding as of December 31, 2017. There was no activity or balances due under this arrangement as of and for the year ended December 31, 2018.

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2018 and 2017 and for the years then ended

Employee Backpay and Loans Receivable

Two officers of the Company deferred their salary during portions of 2014-2016. The Company commenced repaying these obligations during 2017; however, no additional payments were made during 2018. The balance of employee backpay as of December 31, 2018 and 2017 was approximately $430,500 and $430,500, respectively.

The Company has loaned funds to these same two officers of the Company throughout the life of the business, which net of repayments amounted to $234,500 and $406,400 as of December 31, 2018 and 2017. These loans are payable on demand and do not bear interest. One of the officers repaid $171,900 during 2018. The same officer continued to fund the Company after repayment and advanced a total of $219,312 which is included in due to related parties in the accompanying balance sheet.

Due to the right of offset of these loans receivable and backpay for the officers in question, the net payable of $196,068 and $24,168 as of December 31, 2018 and 2017, respectively are presented within due to related parties advances. These balances are presented net pursuant to an agreement with these officers to net the loans receivable against backpay owed in order to settle both the loans receivable and backpay if the loans are not repaid. The Company has accrued estimated employer taxes on backpay.

Payment Processor:

The Company’s backend payment processor’s majority shareholder is a director of the Company. Total expenses for the years ended December 31, 2018 and 2017 were $121,223 and $119,509, respectively, and included in costs of net revenues in the accompanying statements of operations.

NOTE 7:  INCOME TAXES

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The differences relate primarily to depreciable assets using accelerated depreciation methods for income tax purposes, share-based compensation expense, and for net operating loss carryforwards. As of December 31, 2018 and 2017, the Company had net deferred tax assets before valuation allowance of $4,357,170 and $4,353,273, respectively. The following table presents the deferred tax assets and liabilities by source:

	2018	2017
Deferred Tax Assets:
Net operating loss carryforwards	$4,357,985	$4,300,823
Stock-based compensation	67,381	52,450
Deferred Tax Liabilities:
Depreciation timing differences	(5,103)	(5,790)
Unamortized debt issuance costs	(63,093)	(59,613)
Valuation Allowance	(4,357,170)	(4,287,870)
Net Deferred Tax Asset	-	-

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2018 and 2017 and for the years then ended

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the years ended December 31, 2018 and 2017, cumulative losses through December 31, 2018, and no history of generating taxable income. Therefore, valuation allowances of $4,357,170 and $4,287,870 were recorded as of December 31, 2018 and 2017, respectively. Valuation allowance increased by $69,300 and $1,299,918 during the years ended December 31, 2018 and 2017, respectively. Accordingly, an $800 provision for income taxes has been recognized for each of the years ended December 31, 2018 and 2017. Deferred tax assets were calculated using the Company’s combined effective tax rate, which it estimated to be 28.0% and 39.8%, respectively. The effective rate is reduced to 0% for 2018 and 2017 due to the full valuation allowance on its net deferred tax assets.

The Company’s ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income. At December 31, 2018 and 2017, the Company had net operating loss carryforwards available to offset future taxable income in the amounts of $15,590,959 and $10,803,916, which may be carried forward and will expire between 2034 and 2038 in varying amounts.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

In December 2017, the Tax Cuts and Jobs Act (the “Tax Act”) was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The tax rate change reduced the Company’s net deferred tax assets by $1,849,596 at December 31, 2018. However, this change had no impact to the Company’s net loss as the Company has not incurred a tax liability or expense for the year ended December 31, 2018 and has a full valuation allowance against its net deferred tax assets.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax.  The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2015-2018 tax years remain open to examination.

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2018 and 2017 and for the years then ended

NOTE 8: SHARE-BASED PAYMENTS

Warrants

In 2017, the Company issued a warrant in conjunction with a service agreement. The warrant is exercisable into 3,600,000 shares of common stock at an exercise price of $0.16 per share. The warrant expires in June 2021. The warrant vested 1/3 at issuance, then vests at a rate of 1/36 per month at each monthly anniversary commencing June 7, 2017, subject to continuous service with the Company. As of December 31, 2017, 1,800,000 of these warrants had vested, and the agreement was terminated effective December 31, 2017. The Company determined the fair value of these warrants at the initial grant date to be $0.048 per share under the Black-Scholes method, using the same method used for valuing employee options as noted below in the Stock Plan section, which was revalued as the warrants vested. The fair value was to be recognized ratably over the underlying vesting period of this warrant. During the year ended December 31, 2017, $113,520 of expense was recognized to general and administrative expense related to this warrant. As the agreement terminated effective December 31, 2017, no further compensation expense has been recorded on this agreement. The range of Black-Scholes inputs utilized in calculating the fair value of this warrant were as follows:

2017

Risk Free Interest Rate	1.94%-2.06%
Expected Dividend Yield	0.00%
Expected Volatility	32.00%
Expected Life (years)	3.5-4.5

In March 2017, the lender of venture debt to the Company was granted warrants to purchase common stock representing 1% of the fully diluted capitalization of the Company for each $1,000,000 of principal loaned under the agreement, see Note 4. As of December 31, 2017, warrants for 1,139,398 shares of common stock were issued to the lender with an exercise price of $0.16 per share, expiring after ten years.

The Company determined the fair value of these warrants to be $0.05 per share under the Black-Scholes method, with the following inputs, providing a total value of $56,970 which was recorded as a discount to the loan and is being recognized ratably over term of the loan. See Note 4 for additional information.

2017

Risk Free Interest Rate	1.92%
Expected Dividend Yield	0.00%
Expected Volatility	32.00%
Expected Life (years)	5.00

In January and April 2018, the lender of venture debt to the Company was granted warrants to purchase common stock representing 1% of the fully diluted capitalization of the Company for each $1,000,000 of principal loaned under the agreement, see Note 4. In January and April 2018, warrants for 610,578 and 637,769 shares of common stock were issued to the lender with an exercise price of $0.16 per share, expiring after ten years based on the terms noted above.

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2018 and 2017 and for the years then ended

For the January 2018 warrants, the Company determined the fair value of these warrants to be $0.118 per share under the Black-Scholes method, with the following inputs, providing a total value of $72,048 which was recorded as a discount to the loan and is being recognized ratably over term of the loan. See Note 4 for additional information.

2018

Risk Free Interest Rate	2.02%
Expected Dividend Yield	0.00%
Expected Volatility	55.00%
Expected Life (years)	5.00

The Company determined the fair value of these April 2018 warrants to be $0.119 per share under the Black-Scholes method, with the following inputs, providing a total value of $75,895 which was recorded as a discount to the loan and is being recognized ratably over term of the loan. See Note 4 for additional information.

2018

Risk Free Interest Rate	2.43%
Expected Dividend Yield	0.00%
Expected Volatility	55.00%
Expected Life (years)	5.00

For valuing the warrants noted above, the Company uses the same assumptions used for valuing employee options as noted below in the Stock Plan section, with the exception of the useful life which is either the contractual life or for the Venture Debt the estimated life which is based on the occurrence of an acquisition or IPO.

A summary of information related to common stock warrants for the years ended December 31, 2018 and 2017 is as follows:

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2018 and 2017 and for the years then ended

	December 31, 2018		December 31, 2017
	Common Stock Warrants	Weighted Average Exercise Price	Common Stock Warrants	Weighted Average Exercise Price

Outstanding - beginning of year	2,949,398	$0.16	10,000	$0.15
Granted	1,248,347	0.16	4,739,398	0.16
Exercised	-		-
Forfeited	-		(1,800,000)	0.16
Outstanding - end of year	4,197,745	$0.16	2,949,398	$0.16

Exercisable at end of year	4,197,745	$0.16	2,949,398	$0.16

Preferred Stock Warrants

In 2017, in conjunction with the closing of its offering under Regulation A discussed in Note 4, the Company issued its broker-dealer in this offering 175,503 fully vested warrants to purchase its Series A Preferred Stock at an exercise price of $0.48 per share, expiring in five years. The fair value of these warrants was calculated under the Black-Scholes method, using below variables, resulting in an aggregate fair value of $18,077 being recorded to additional paid-in capital and as offering costs within additional paid-in capital.

2017

Risk Free Interest Rate	2.09%
Expected Dividend Yield	0.00%
Expected Volatility	32.00%
Expected Life (years)	3.50

In 2018, in conjunction with the closing of its Series A-2 Preferred Stock offering under Regulation A discussed in Note 4, the Company issued its broker-dealer in this offering 296,637 fully vested warrants to purchase its Series A-2 Preferred Stock at an exercise price of $0.50 per share, expiring in five years. The fair value of these warrants was calculated under the Black-Scholes method, using below variables, resulting in an aggregate fair value of $62,590 being recorded to additional paid-in capital and as offering costs within additional paid-in capital for the year ended December 31, 2018.

2018

Risk Free Interest Rate	2.63%
Expected Dividend Yield	0.00%
Expected Volatility	32.00%
Expected Life (years)	3.50

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2018 and 2017 and for the years then ended

A summary of information related to preferred stock warrants for the years ended December 31, 2018 and 2017 is as follows:

	December 31, 2018		December 31, 2017
	Preferred Stock Warrants	Weighted Average Exercise Price	Common Stock Warrants	Weighted Average Exercise Price

Outstanding - beginning of year	175,503	$0.48	-	$-
Granted	371,637	0.46	175,503	0.48
Exercised	-		-
Forfeited	-		-
Outstanding - end of year	547,140	$0.47	175,503	$0.48

Exercisable at end of year	547,140		175,503

Stock Plan

The Company has adopted the 2013 Stock Plan, as amended and restated (the “Plan”), which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the Plan was 18,693,055 shares as of both December 31, 2018 and 2017. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the Plan’s inception. Shares available for grant under the Plan amounted to 623,639 and 5,311,639 as of December 31, 2018 and 2017, respectively.

Vesting generally occurs over a period of immediately to four years. A summary of information related to stock options for the years ended December 31, 2018 and 2017 is as follows:

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2018 and 2017 and for the years then ended

	December 31, 2018		December 31, 2017
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price

Outstanding - beginning of year	13,381,416	$0.13	9,917,652	$0.12
Granted	4,920,000	0.21	3,488,764	$0.16
Exercised	-		-
Forfeited	(550,000)	0.11	(25,000)	$0.16
Outstanding - end of year	17,751,416	$0.15	13,381,416	$0.13

Exercisable at end of year	13,278,843	$0.14	11,583,214	$0.13

Weighted average grant date fair value of options granted during year	$0.115		$0.057

Weighted average duration (years) to expiration of outstanding options at year-end	7.53		7.70

The Company measures employee stock-based awards at grant-date fair value and recognizes employee compensation expense on a straight-line basis over the vesting period of the award. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions, including the fair value of the Company’s common stock, and for stock options, the expected life of the option, and expected stock price volatility. The Company used the Black-Scholes option pricing model to value its stock option awards. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

The expected life of stock options was estimated using the “simplified method,” as the Company has limited historical information to develop reasonable expectations about future exercise patterns and employment duration for its stock options grants. The simplified method is based on the average of the vesting tranches and the contractual life of each grant. For stock price volatility, the Company uses comparable public companies as a basis for its expected volatility to calculate the fair value of options grants. The risk-free interest rate is based on U.S. Treasury notes with a term approximating the expected life of the option. The estimation of the number of stock awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from the Company’s current estimates, such amounts are recognized as an adjustment in the period in which estimates are revised. The assumptions utilized for option grants during the years ended December 31, 2018 and 2017 are as follows:

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2018 and 2017 and for the years then ended

	2018	2017

Risk Free Interest Rate	2.83%	2.08%
Expected Dividend Yield	0.00%	0.00%
Expected Volatility	55.00%	32.00%
Expected Life (years)	5.50 - 6.25	5.75 - 6.25
Fair Value per Stock Option	$0.11-$0.12	$0.057

The total grant-date fair value of the options granted during the year ended December 31, 2018 and 2017 was $565,120 and $197,560, respectively. Stock-based compensation expense of $217,009 and $177,975 was recognized under FASB ASC 718 for the years ended December 31, 2018 and 2017, respectively, and was recorded to compensation and benefits in the statements of operations. These costs are included in general and administrative in the accompanying statements of operations. Total unrecognized compensation cost related to non-vested stock option awards amounted to $441,596 and $104,657 for the years December 31, 2018 and 2017, respectively, and will be recognized over a weighted average period of 35 months as of December 31, 2018.

NOTE 9: LEASE OBLIGATIONS

Effective December 2013, the Company entered into a lease agreement for warehouse space. The lease term commenced December 1, 2013 and expired after 39 months, on February 28, 2017. Monthly lease obligations under the agreement were base rent starting at $8,617 per month plus operating costs estimated at $2,439, but subject to actual expenses. The base rent contractually escalated to $8,876 per month beginning December 1, 2014 and to $9,142 per month beginning December 1, 2015. A $17,234 deposit was paid at the commencement of the lease.

The Company ceased using the warehouse space in August 2014, and entered into a lease agreement with a sub-lessor at a rate of $11,056 per month. The 30-month lease term commenced September 2014 and expired in February 2017. The income from the sublease is recorded to Non-operating Income on the Statements of Operations.

The Company has entered into a lease agreement for office space effective March 1, 2014. The lease calls for monthly rent payments of $5,000 commencing March 1, 2014 on a month-to-month basis. The company ceased using this facility in 2017.

The Company entered into four short-term lease agreements for building space during 2017, one of which terminated on December 31, 2017. The total base rent from the three remaining lease agreements is $17,300 per month.

The Company entered into three short-term lease agreements for building space during 2018, two of which, with total base rent of $40,000 per month, terminated on the same year. The total base rent from the one remaining lease agreement is 10% of gross sales.

In January 2018, the Company entered into a lease agreement requiring base rent payments of $14,500 per month for a 36-month term. The lease required a $43,500 deposit. Future payment obligations under this lease agreement are $174,000, and $174,000 for the years ended December 31, 2019, and 2020, respectively.

DENIM.LA, INC.
NOTES TO FINANCIAL STATEMENTS
As of December 31, 2018 and 2017 and for the years then ended

Total rent expense for the years ended December 31, 2018 and 2017 was $310,493 and $152,674, offset by non-operating rental income of $0 and $19,328, all respectively.

NOTE 10: CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

NOTE 11: SUBSEQUENT EVENTS

On February 28, 2019, Black Oak Capital amended its loan agreement to lend up to an additional $1,000,000 on a best effort basis. As of April 30, 2019, Black Oak Capital had funded $333,000 of the additional amount. We do not expect to receive the remaining balance. As part of the amended loan, Black Oak Capital shall have the right, but not the obligation to require the company to repay the loan on a pro rata basis in increments of $250,000 per each additional $1,000,000 in equity raised following the occurrence of an initial public offering by the company, which raises more than $11,000,000 in equity.

Also, as part of the amended loan, the company has authorized the issuance to Black Oak Capital of warrants to purchase at an exercise price of $0.16, the company’s common stock representing 1.358% of the capital stock of the company on a fully diluted basis for each $250,000 loaned to the company, up to $1 million.

Subsequent to year end, a total of 2,175,334 shares of Series A-3 Preferred Stock were sold in connection with the Company’s active Regulation A+ offering for gross proceeds of $1,152,927. Net of fees totaling $97,996 the Company received $1,054,931.

Management’s Evaluation

Management has evaluated subsequent events through May 2, 2019, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

INDEX TO EXHIBITS

Exhibit 2.1	Amended and Restated Certificate of Incorporation (1)

Exhibit 2.2	Bylaws (2)

Exhibit 3.1	Amended and Restated Investors’ Rights Agreement (3)

Exhibit 3.2	Amended and Restated Right of First Refusal and Co-Sale Agreement (4)

Exhibit 3.3	Amended and Restated Voting Agreement (5)

Exhibit 6.1	Payment Processing Agreement with Banctek Solutions (6)

Exhibit 6.2	Employment Agreement with Mark Lynn (7)

Exhibit 6.3	Employment Agreement with Corey Epstein (8)

Exhibit 6.4	Updated Employment Agreement with Corey Epstein (9)

Exhibit 6.5	Employment Agreement with Kevin Morris (10)

Exhibit 6.6	Employment Agreement with Conrad Steenberg (11)

Exhibit 6.7	Promissory Note of Mark Lynn (12)

Exhibit 6.8	Promissory Note of Corey Epstein (13)

Exhibit 6.9	Lease Agreement with Beverly Blvd Associates, L.P. (14)

Exhibit 6.10	Promissory Note of Mark Lynn (15)

Exhibit 6.11	Stockholder approval of waiver of Right of First Offer by Mark Lynn and Corey Epstein (16)

(1) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference.

(2) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference.

(3) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference.

(4) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference.

(5) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference.

(6) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference.

(7) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference.

(8) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference.

(9) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference.

(10) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference.

(11) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference.

(12) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference.

(13) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference.

(14) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference.

(15) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference.

(16) Filed as an exhibit to the Denim.LA, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-10535) and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Denim.LA, Inc.

By	/s/ John “Hil’ Davis

Hil Davis, Chief Executive Officer of
Denim.LA, Inc.

This annual report has been signed by the following persons in the capacities and on the dates indicated.

/s/ John “Hil’ Davis
Hil Davis, Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer
Date: May 2, 2019

/s/ Mark Lynn
Mark Lynn, Chairman
Date: May 2, 2019

/s/ Trevor Pettennude
Trevor Pettennude, Director
Date: May 2, 2019

/s/ John Tomich
John Tomich, Director
Date: May 2, 2019

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